FORM 10-SB

                                 Amendment No. 2

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                               INTERNET VIP, INC.
          ------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


Delaware
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                     Identification No.)

1155 University St., Suite 602, Montreal, Canada    H3B 3A7
--------------------------------------------------------------------------------
(Address of principal executive offices)           (Zip Code)

Securities to be registered under Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered

----------------------------------        --------------------------------------

----------------------------------        --------------------------------------

         Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                                (Title of Class)

PART I.

Item 1. Description of Business.

(a) Business Development

Internet VIP, Inc. (the "Company"), a Delaware corporation, was organized on November 13, 1998. The Company has not been involved with any bankruptcy, receivership or similar proceedings. The Company has not had any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

(b) Business of Issuer

The Company

The Company was formed to sell long distance international telephone services using the new technology, Voice over Internet Protocol ("VoIP").

The Company's revenues are to be derived from two distinct, yet complementary markets:

1.       (Wholesale)       Providing carrier and termination  services,
worldwide,  for other telecom companies,  at ----- competitive rates; and

2. (Retail) Providing telephone calling origination and termination, at attractive prices, servicing areas of the world that currently have very expensive and/or poor quality long distance service. Competitive rates are to be achieved by using low-cost Internet Protocol gateways and taking advantage of the efficacy of VoIP technology.

Currently the Company operates two IP telephony gateway centers, one in Montreal, Canada, and the second in Moscow, Russia. The two centers serve as the core switches that allow calls to be routed from anywhere in North America or from Russia to over 240 countries and territories at very low cost.

The Company will initially be servicing two different groups of customers, and both groups will access the Company's technological platform in a different manner.

For the first customer group, wholesale customers, the Company will receive long distance traffic in bulk at its center in Montreal to be routed and terminated, initially in Russia, and subsequently to other destinations as the Company adds centers. There is very little overhead cost to the Company for this type of customer and the Company will simply be earning a price differential as its fee for providing this service.

The second group of customers will be retail. In the fist phase of operations to address this marketplace the Company has established business operations in Russia, and is focusing on outbound long distance traffic from Russia.

Customers in Russia consist of two subgroups. The first customer subgroup will be from the Russian Ministry of Interior. The Ministry presently has its own telephone system. When a member of the Ministry calls the world through the Company's network, he will dial a code to access the Company's equipment that is located in the Ministry. He will then get a second dial tone and will be able to dial directly to the world. The Company's equipment takes this call and sends it over a dedicated line to the Company's switching center in Montreal using VoIP technology. In Montreal, the Company's mirror image equipment receives the call, re-packages it for normal phone transmission and then directs it through regular local phone lines to the intended parties anywhere in the world.

The second type of subscriber will be individuals or corporations that will have purchased prepaid calling cards or contracts. For one of these customers to place a call from any telephone in Russia, he will dial a local access number to reach the Company's equipment and then input his card number and personal identification number ("PIN"). The Company's equipment will validate the card number and PIN and then give the caller a second dial tone allowing him to make the long distance call. The call is then processed in the same manner as described above.

For both types of customers, the Company's technology and equipment will process these steps in milliseconds and the customer will be unable to detect the difference between a traditional long distance call between Moscow and the world and a call utilizing the Company's system. The process for a call to Moscow originating in North America over the Company's system operates the same way with the customer calling an "800" number to access the Company's North American platform in the same manner as if he were using a conventional calling card.

All of the Company's technology is state of the art, but the Company is not dependent on any one vendor in particular. For the hardware in the switching centers in Montreal and Moscow, the Company is using a configuration and equipment designed by Ericsson Inc. For the trans-Atlantic fiber optic E-1 lines, the Company has signed a lease with Metrocom (of Russia) to provide the requisite dedicated fibre-optic circuits between these two cities. The lease is for one year and costs US$515,520 per year.

The Company operates through a wholly owned Canadian subsidiary corporation, V.I. Internet Telecommunications Inc. ("V.I. Internet"). V.I. Internet owns and operates the Canadian switching center, and it owns 80% of a Russian joint-venture entity, Intertel XXI, established to manage the Company's center in Moscow. In Moscow, the remaining 20% of the Russian joint-venture company is owned by the "Special Technique and Communication Services Institute" , an agency of the Russian Ministry of Interior. The strategy of teaming with a prominent Russian government agency in Moscow should give V.I. Internet access to as many local lines as becomes necessary in Russia, and their assistance in obtaining contracts for outbound traffic from most, if not all, government and related agencies within the Russian Federation.

The Company, through, V.I. Internet, has letters of intent with governmental and industrial entities expressing an interest to purchase telephone service from Russia to the world. The network has been installed and tested and is now fully functional. The Company has begun the process of converting the letters of intent to firm contracts. If the Company is successful in converting these letters to firm contracts, the Company anticipates that by the end of the first year of long distance service between Russia and the world the Company will be providing 1,500,000 minutes per month. However, there can be no assurance that such usage and/or revenue levels, if any, will be attained.

The Company plans to expand its operations within Russia by opening a facility in St. Petersburg. The Company anticipates the commencement of installation of an IP switch center in St. Petersburg during July, 2000 and expects to initiate service from this center by the end of August, 2000.

Our Technology

Conventional telephone service (PSTN) is a circuit-switched technology. When a call is placed, the system switches open a direct connection between the sender, and then over a series of switching facilities, to the receiving party. The connection remains open during the duration of the telephone call. Since no one else can use the circuit while a call is in progress, more circuits are required, which leads to inefficiency and expense. This, together with high tariffs in many jurisdictions, are the basic reasons why telephone companies, and the intermediate switching companies, charge high prices for their services.

Internet Protocol (IP) telephony is a packet-switched technology, which is the basis of all Internet communication. IP breaks network data up into small chunks or packets, which is then sent out on the Net. These packets are routed using the most expedient path available at the time, until they reach their destination. The data can consist of e-mail, video, and for our purposes--voice. Additionally, IP compression techniques allow five to ten times the number of voice calls over the same bandwidth as compared to traditional circuit-switched voice traffic, substantially reducing the cost of carrying this traffic.

Thus, a caller does not have to place a conventional long-distance telephone call to reach a party anywhere in the world, since with IP telephony, every call is just a "voice" e-mail away. The caller initiates a local call to a specialized switching center or gateway connected to an IP provider. The call travels over the Internet to the receiver's geographic area and a switching center in that area completes the call over that local's telephone lines. A growing number of individuals, governments, and corporations are using this technology every day to send data, voice conversations, and even money.

To avoid the congestion problems on the Net, the Company's telephone traffic does not in fact use the Net. The Company provides its calling services through dedicated secured international private lines, expandable as necessary, assuring a controlled circuit, and giving a high quality of service (QOS) both in clarity and reliability of transmission. Unlike the Internet, the routing of calls through the Company's network travel over minimal routes to arrive at the final destination and is not hindered by volume of traffic over the Net.

Competition

Internet Telephony in Russia has not been represented by big companies yet. However, there are several small companies (Global M, Maxima, Mos-Teleinternet) which serve several localities within Downtown Moscow. The investigation launched into their activities by the Ministry of Communications in November 1998 (the Report to Duma Communication committee on December 11, 1998) had established that all of these small companies work on a "call back" principle which is illegal under Russian law. The main problem these companies face is the necessity to get special licenses from the Ministry of Communications. They do not currently have these licenses and we believe they are unlikely to receive them in the near future as no law has been introduced in that regard. Accordingly, competitors will not be able to legally operate without great difficulty in the Russian market prior to approximately at least the year 2002 when the market may first start to become officially deregulated. Meanwhile, we have the agreement with the Ministry of Interior, which has its own telephone system independent of the Ministry of Communications.

Background on the Industry in Russia.

Ninety (90%) percent of Russian telecommunication systems is concentrated in the hands of the Ministry of Communication of Russia. The current Minister is Mr. M. Reiman. The previous minister, Mr. Bulgak, introduced the bulk of the current rules and regulations regulating the telecommunication industry. Mr. Bulgak also was the former deputy Prime Minister. All telecommunication activity in Russia is based on licensing. "Rostelecom", a state company with some private capital participation, has the major license. This license allows "Rostelecom", through its municipal affiliates, to concentrate telephone communication on in-country land line networks and on the use of satellites in cooperation with the major transnational networks. Internet-telephony, specifically Voice over Internet Protocol based communications, however, had not been subjected to licensing until 1999. In his meeting with Dr. Ilya Gerol on February 21, 1998, Mr. Bulgak repeated his previous stated positions that voice-over-internet-protocol did not require licensing because the policy was aimed at encouraging the development of this advanced type of telecommunications. However, in 1999, Mr. Reitman, the new Minister of Communications, changed this policy and in a letter sent through the Ministry of Communication on March 27, 1999, he stated that from that date forward internet-telephony companies operating in the Russian market are to be licensed. At that time, he signed the first and, to date, the only such license with Intertel XXI, our Russian subsidiary.

Mr. Reitman's letter also announced that the licensing is the first step to the deregulation of the internet-telephony activities which is scheduled to take place in the year 2002. When asked by Dr. Gerol, Mr. Reitman explained that deregulation was necessary to bring about a more competitive market. However, the position of the Minister is that initially the license should be issued on an exclusive basis to permit this technology (internet-telephony) to prove itself in the marketplace. This second meeting took place on October 21, 1999 in Moscow.

The Ministry of Interior operates its own telephone system independently of the Ministry of Communication due to the specific nature of the activities of the Ministry. The Ministry's primary functions are focused on law and order issues and on that basis, historically, in the USSR and now in Russia, the Ministry had been authorized to run its own communication system independent of the general public network, subject to different industrial and political terms. The Ministry of Interior has also been authorized, and continues to be, to run the network directly serving the government and presidential office. For that purposes the Ministry had purchased the Israel made system Tediran. By virtue of having access to this self-contained network, any agreements made by the Company with the Ministry of Interior and its wholly owned enterprise "Special Technique and Communication Services Institute" can be approved directly by the government and need not require specific permission from the Ministry of Communication. However, it was decided that since "foreign" entities are part owners of Intertel XXI, obtaining specific approval from the Ministry of Communications would be judicious. Thus, with the active support of our partners, the Ministry of Interior, Intertel XXI did in fact, obtain from the Ministry of Communications the first and only license for the specific internet-telephony activities provided by the Company.

Russian Market Today

Three segments of the market are targeted by our project: governmental, commercial (foreign and joint venture enterprises, Russian companies and Russian branches of non-Russian companies) and private individuals who will buy pre-paid calling cards. Estimates of the volume of Russian international communications market is placed at 900 million minutes for the year 1997, (Source:
Telegeography). Over the next 2 1/2 years we hope to capture 10-15% of our targeted markets in Moscow.

Terms of Payment and Currency

Russian currency today is the ruble. The current conversion rate is approximately 28.5 rubles a dollar. Despite such a rate the ruble is more stable than it was after the August 17, 1998 crisis and is expected by many currency traders to continue to exchange between 25 and 32 rubles a dollar for the foreseeable future. During most of 1999, the conversion rate was between 23-28.5 rubles a dollar.

The ruble is a convertible currency and can be freely exchanged into any hard currency. Money may be transferred to foreign countries as part of joint ventures without any obstacles.

All payments for our services will be based on the pre-payment principle as exists today throughout the Soviet Federation. Payments will be automatically transferred from the Central Bank in Moscow on a daily basis, as per instructions.

Our Moscow partner is the Special Technical and Communication Services Institute of the Ministry of Interior of Russia. The Russian Ministry of the Interior is the strongest and most stable organization within the Russian structure with its own telephone lines and communication services that include governmental, presidential and other segments.

Our Moscow partner contributes the following:

     *The premises where the equipment is housed with complete security;

     *Proper  distribution system through already existing channels within  the
Ministry's   telephone   network   covering  the governmental segment;

     *Unlimited fiber optic access to the Moscow telephone network: and

     *A level of credibility  that is very important for commercial success.

The leading executives of our Moscow JV partner are Major-General V. Khimitchev,
V. Martinov and R. Mananov, all of whom hold PhD degrees and have done post graduate studies in the US and are specialists in Russia in the field of communications. Messrs. Khimitchev, Martynov and Mannanov are the senior executives of the Russian state enterprise "Technique and Communications" within the structure of the Ministry of Interior. Mr. Khimitchev is the Director General of this enterprise as well as being the Senior Communication Executive of the Ministry of Interior. Messrs. Martynov and Mannanov are his deputies. This enterprise is the owner of 20% of Intertel XXI, the Company's Russian JV operating entity.

The activities of our joint ventures have been negotiated according to the Russian Law of Joint Ventures and Law of Investments. Acording to the evaluation of IMF (statement of M. Comdecu, the president of IMF on January 17 in the interview to the Russian news agency, Interfax Agency) these laws are the most liberal laws of that kind in Europe. However, while problems may exist for many enterprises involved with joint ventures, In our case, the joint venture is with the Ministry of Interior which is reputable and is much better organized than the average Russian partner in a joint venture. The Russian Law of Joint Ventures of March 1995 sets the basic regulations on which joint ventures between foreign companies and Russian companies are to operate. The law does not limit a joint venture with regard to the presence of Russian or foreign capital. The law also does not limit the foreigners' participation on Executive Boards or other executive functions. The law states, however, that the economic and financial activities of joint ventures are generally based on Russian law, by-laws and regulations, provided that they do not contradict the basic principals of international law.

Intertel XXI, the name of the actual joint venture entity, has 80% of North-American capital and 20% of the Russian participation and, consequently, is run by the Executive Board consisting of North-American members. This entity does not violate the Russian laws of joint ventures.

The law of foreign investments provides, in theory, a proper protection for investments and investors similar to the investment laws of European countries such as France, Italy or Poland. In practice, however, the problems in the implementation of the law could at times be complicated by the huge and often corrupt bureaucratic apparatus of Russia. However, in the case of Intertel XXI, the problem has been minimized because our partners are the leading communication team in Russia that contain members that are senior officers in the Ministry of Interior of the Russian Federation, whose primary responsibility is to fight corruption.

At present, a marketing plan for the Company's Russian operations is being developed in Moscow by Iskra Service, a prominent advertising and marketing company in Moscow. The plan is to capture Industrial usage of long distance needs; and commence the introduction of an economical pre-paid telephone card to the general public.

Our joint venture partners will assist in promoting and selling the pre-paid card to all government agencies, through billboards, television media and print media.

An extremely important feature of the Company's anticipated revenue stream is that, after an initial introductory period, all sales will be prepaid by the customers on a monthly basis and customers will be required to sign Usage Commitment Contracts.

The Company is in the process of analyzing the long distance traffic between Russia and Europe. However, there can be no assurance that any business will develop in this market.

On the North American side, the Company has entered into a Maintenance and Operating Agreement with Bridgepoint Enterprises Inc., a Montreal, Quebec corporation. The contract commenced on March 1, 1999. Pursuant to the Agreement, after the Company purchases the necessary equipment to establish a switching center, Bridgeport will build and install the Company's center in its facility and will continue to operate and maintain the center for a monthly fee of $8,000. In April 1999, Bridgeport completed the installation of the Company's equipment and the center became operational.

In June 1999, the Company entered into a one year renewable contract with Metrocom, a closed joint stock company, to provide a Trans-Atlantic Fiber Optic E-1 Line for dedicated circuits at an annual cost of $515,520. The contract provides for the fee to be reduced if international tariffs for Trans-Atlantic Lines decline. The Company currently anticipates that rates will decline by the spring of 2000 due to world-wide market conditions. If this occurs, it should lower the Company's expenses and ease the burden of its cash flow requirements.

The founders and principals of the Company believe that they have put together a team having the experience and the extensive network of contacts to build and operate a premier long distance service between the former Soviet Union countries, North America and Europe. Their proven entrepreneurial record and motivated energy will hopefully establish the Company as a prominent telecommunications company, especially in the former Soviet Union countries, resulting in a commercially successful enterprise.

The Company, including its Russian subsiiary, currently has three full time employees and eight part time employees. The Company anticipates hiring ten additional employees over the next six months. The Company does not expect to incur any material costs in complying with environmental laws.

Item 2.  Plan of Operation.

Management's Discussion and Analysis

As noted in Item 1 above, the Company has installed its equipment and built the network required for the first phase of its business objectives, its network centers. The Company has begun the process of signing up users and anticipates revenues to begin in May, 2000.

During 1999 the Company completed private offerings aggregating approximately $1,200,000. The bulk of the proceeds were used to purchase and install equipment for our facilities in Moscow and Montreal, Canada, to finance trips to develop the Company's business in Russia, and network leasing costs.

The Company does not expect to conduct any product research and development and we have purchased all the equipment we need to install in our current facilities. The Company intends to retain marketing and public relations consultants as necessary, and to hire additional staff if warranted by its sales volume on an as needed basis.

As discussed above, the Company intends to expand its operations into St. Petersburg once the Moscow facility is operational using cash flows generated by the Moscow facility and additional financing. We have issued a purchase order for the necessary equipment and anticipate installation to commence in the summer of 2000. While the Company will not have to pay for the equipment for six months and believes it will be able to pay for the equipment out of then existing cash flows, the Company anticipates requiring approximately $125,000 to finance startup costs for the new facility. The Company is planning an additional private placement of up to $1,500,000. Total costs for each new facility including equipment, installation, marketing and office personnel is currently estimated at $300,000. The balance of this funding, if successful will be utilized for advertising and marketing to address the retail prepaid phone card market. To date, the Company has not spent any funds on any additional facilities.

The Company's business plan currently calls for expansion into other markets, such as Mexico, Cuba, India and Vietnam, if and when opportunities present themselves and as funding permits. During the next twelve months, the Company intends to use the same formula for financing any expansions, i.e., external funding for startup costs and internal financing for operations. Other than as described, the Company does not currently anticipate funding its growth with additional public financings, except in the event an unexpected and unusual opportunity is presented.

Year 2000 Disclosure

The Company only has a limited number of computers that it uses for mostly word processing, bookkeeping and general administrative purposes. We do not believe that we will be significantly effected by the "Year 2000 problem." In any event, we have the ability to save all of our internal data on discs which will preserve the data in the event problems occur with our system.

The Company has not experienced any Y2K problems during the first three months of 2000 and does not, therefore, anticipate encountering any problems.

Item 3.  Description of Property.

The Company maintains its corporate offices at 1155 University Street, Suite 602, Montreal, Canada where we have approximately 1,550 square feet at an annual rental of US $24,000, including all utilities. The property is subleased from an entity controlled by one of our directors by a two year lease expiring January 31, 2001. The sublet may be terminated by the Company at the end of any year without penalty. Our Moscow facility is comprised of approximately 160 square meters (approximately 1,750 sq.ft.) and is located at 19-7 Starovagankovski Perealok, Moscow, Russia where we pay US$4,354 per month under a three year lease. The Montreal property is leased from an entity controlled by Dr. Gerol and Mr. Makarov, directors of the Company, at a rate the Company believes is the going rate for similar space.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information as of January 31, 2000 regarding the beneficial ownership of the Company's Common Stock, $.0001 par value, as of the date hereof and after the Offering by (i) each person known by the Company to own beneficially more than five percent of the Company's outstanding shares of Common Stock, (ii) each director and executive officer of the Company who owns shares and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, all shares of Common Stock are owned by the individual named as sole record and beneficial owner with exclusive power to vote and dispose of such shares. None of the people listed below owns any other securities of the Company. There are no arrangements which may result in a change in control of the Company.




-------------------------------------- --------------------------------- ---------------------------------

                                       Shares Owned Beneficially          Percentage
-------------------------------------- --------------------------------- ---------------------------------
-------------------------------------- --------------------------------- ---------------------------------

Ilya Gerol (1)                         2,508266                          10.75%
-------------------------------------- --------------------------------- ---------------------------------
-------------------------------------- --------------------------------- ---------------------------------

Viatscheslav Makarov (1)               2,508266                          10.75%
-------------------------------------- --------------------------------- ---------------------------------
-------------------------------------- --------------------------------- ---------------------------------

Derek Labell (1)                       2,808,266                         12.04%
-------------------------------------- --------------------------------- ---------------------------------
-------------------------------------- --------------------------------- ---------------------------------

Michael MacInnis (1)                   1,144,169                          4.90%
-------------------------------------- --------------------------------- ---------------------------------
-------------------------------------- --------------------------------- ---------------------------------

Natalia Maloshina (1)                  2,000,000                          8.57%
-------------------------------------- --------------------------------- ---------------------------------
-------------------------------------- --------------------------------- ---------------------------------

Nais Corp.                             1,297,401                          5.56%
94 Washington Ave.
Lawrence, NY 11559
-------------------------------------- --------------------------------- ---------------------------------
-------------------------------------- --------------------------------- ---------------------------------

Howard Salamon                         1,767,401                          7.58%
20 Margaret Ave.
Lawrence, NY 11559
-------------------------------------- --------------------------------- ---------------------------------
-------------------------------------- --------------------------------- ---------------------------------

All Executive Officers and Directors    8,968,967                        38.45%
as a Group
-------------------------------------- --------------------------------- ---------------------------------


1  Uses Company's address.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

(a) Directors and Executive Officers.
Name                       Age                       Position

Dr. Ilya Gerol             59                        Chairman

Derek Labell               39                        Vice-President,
                                                     Director of Sales and
                                                     Marketing (North America)

Michael MacInnis           51                        Chief Financial Officer
                                                     and Director

Viatcheslav Makarov        44                        VP-Sales and Marketing
                                                    (Russia) and Director

Christian P. Richer        50                        President and Director

Dr. Ilya Gerol: Chairman

Dr. Ilya Gerol is an expert in communications with over 28 years of experience. A Canadian of Russian descent, Dr. Gerol is Chairman of the Board of Directors. He has consulted to the Economic Council of Canada, and has researched and analyzed international information and economic trends, specializing in energy, communications, and the world economy. From 1965 through 1973, Dr. Gerol was an Editor, a Senior Editor, and then Editor-in-Chief of Radio Broadcasting Atlantica International in Riga, Latvia (former Soviet Union). From 1973 to 1979 he was an Editor of SM Newspaper in Riga. From 1980 through 1981, he was an associate teaching assistant at the University of British Columbia. From 1981 through 1984 he was a syndicated columnist at The Province Vancouver and an associate Editor at the International Business Magazine. From 1984 through 1990 he was a Foreign Editor and Syndicated Columnist on international affairs and international business at the Ottawa Citizen. From 1988 through 1991 he was a visiting professor of Political Science at the State University of Winnipeg. From 1991 to 1994 he was a consultant on Eastern Europe and Commonwealth of Independent States to Economic Counsel of Canada for Amberoute International Group. From 1994 to 1997 Dr. Gerol was vice president international, newsletter D.A. & G. Information and Analysis and Editor-in-Chief. Dr. Gerol has been on staff and/or visiting professor for over 14 universities throughout the world including State University of Winnipeg, University of British Columbia, Moscow State University, Hebrew University, and others.

Christian P. Richer, President and Director

Mr. Christian Richer is the President of the Company, and is an authority in the field of telecommunications, and a marketing expert directed towards the international marketplace. Mr. Richer has 25 years of experience with Bell Canada and several of its many subsidiaries, working mostly in sales and marketing. Recently he formed his own company, C2 Marketing International, selling specialty telecommunications products. Mr. Richer brings to the Company extensive international contacts. Mr. Richer has a D.E.C. diploma from the University of Quebec.

Derek Labell: Vice-President and Director of Sales and Marketing (North America)

Mr. Derek Labell is Vice-President and Director of Sales and Marketing (North America) and comes to the Company with over 20 years experience in sales, marketing and management. Mr. Labell has an in-depth knowledge of the North American telecommunications long distance telephone card market, including card marketing, applications, production, distribution, franchising and card application platforms. In 1994, Mr. Labell participated in the initial groundwork to bring prepaid phone cards to Canada by conducting a comprehensive study on behalf of a company which eventually became Canada's number one prepaid phone card company. From 1986 to 1990 Mr. Labell was Director-Property Management of The Marine Group's real estate division, Montreal, Quebec, managing the real estate portfolio in Montreal, Windsor, Ontario and Fort Lauderdale, Florida. From 1991 to 1993 he established a Limited Partnership, operating foreign currency exchange offices in Montreal, Quebec for which he negotiated the North American rights to sell and distribute the leading European automated foreign currency exchange vending machine. During the same period he was instrumental in concluding the acquisition of AVF, a carriage trade asset management firm in Frankfurt, Germany. During 1994 he represented Pascals Realties Ltd. leasing and managing their corporate office property in Old Montreal. From 1995 to 1997 Mr. Labell provided consulting services to Monit International Inc. (a privately held Montreal Real Estate company owning and managing more than sixty properties throughout Eastern Canada and United States) on leasing and tenant improvement construction issues. From 1997 to present he has been director of leasing for Tidan, a privately held Montreal Real Estate company owning and managing more than fifty properties throughout Eastern Canada and in the United States.

Michael MacInnis:  Chief Financial Officer

                  Mr. Michael MacInnis is the Chief Financial Officer. Mr. MacInnis received his Chartered Accountant designation in 1972 and started his own firm in 1974 where he specialized in corporate finance, income taxation and reorganizations. In addition, he has operated and consulted to many corporations throughout Canada and has successfully raised funding in excess of an aggregate of $200 million for various commercial projects. Also, he specializes in Public Corporations listed on the NASD Bulletin Board. During the last five years Mr. MacInnis has focused his efforts on developing a franchised consulting concept and providing consulting services to various companies seeking financing.

Viatcheslav Makarov: Vice President and Director of Sales and Marketing (Russia)

                  Mr. Viatcheslav is Vice-President and Director of Sales and Marketing (Russia). Mr. Makarov was trained as an engineer and his initial career was as an avionics scientist in the former Soviet Union. From 1989 through 1995 he became the chief representative of Volvo (automotive) in Russian and, as well, worked as a member of Renault bureau in Moscow. Since 1996, Mr. Makarov moved to Canada where he established and currently operates, the Interservice Group, a group of companies that consult to U.S., Canadian and European business circles on financial and industrial development within Eastern European and C.I.S. countries utilizing the many contacts and connections that he has cultivated in the last ten years in both the Russian government and industry.

(b) Significant Employees

Mr. Christian P. Richer is the President of the Company and currently its only full time employee.

(c) Family Relationships

There are no family relationships among directors or executive officers of the Company.

(d) Involvement in Certain Legal Proceedings.

None.

Item 6.  Executive Compensation.

(a) General

Commencing April 1, 2000, Mr. Richer's salary is $90,000 per annum. Commencing January 1, 1999, the Company has agreed to pay Dr. Gerol and Messrs. MacInnis and Makarov an annual salary of $24,000. Mr. Labell receives the same salary commencing May 1, 1999. Except for Mr. Richer, none of the Company's other executive officers provide services on a full-time basis. No executive officer or employee of the Company is paid more than $100,000 per year in salary and benefits. Except for Mr. Richer, the Company does not currently provide any benefits to its executive officers. A car and cellular telephone allowance amounting to approximately $600 a month is expected to be provided for in Mr. Richer's formal employment contract.

(b) Summary Compensation Table

                           SUMMARY COMPENSATION TABLE
Name and                                      Other         Long-term
Principal Position   Year(1)  Salary   Bonus  Compensation  Compensation:Options

Dr. Ilya Gerol       1999     $4,000     0       0               0
Chairman & Chief
Executive Officer

Michael McInnis      1999     $4,000     0       0               0
Chief Financial Officer
& Director

Viatcheslav Makarov  1999     $4,000     0       0               0
VP-Sales and
Marketing (Russia)
& Director

Derek Labell         1999          0     0       0               0
Vice-President Sales
and Marketing
(North America)

(1) Covers the period from inception (November 13, 1998) to the fiscal year end on February 28, 1999.

(c) Options/SAR Grants Table

None.

(d) Aggregated Option/SAR Exercises and Fiscal Year End Option/SAR Value Table

None

(e) Long Term Incentive Plan ("LTIP") Awards Table

None

(f) Compensation of Directors

None

(g) Employment Contracts and Termination of Employment, and Change-in-Control Arrangements

The Company has no written employment contracts with any of its executive officers. However, the Company anticipates concluding a formal employment agreement with Mr. Richer before April 30, 2000. The contract is expected to be for one year and provide for an annual salary of $90,000, as well as stock awards and options. There are no provisions for compensation to be paid to any executive officer or director of the Company upon the termination of their services by either party or by the actions of a third party.

(h) Report on Repricings of Options/SARs

None.

Item 7.  Certain Relationships and Related Transactions.

The Company rents space in Montreal from Interservice Group which is owned by two of the Company's directors, Dr. Gerol and Mr. Makarov. The lease is for two
(2) years at an annual rental of US$ 24,000. The Company believes the rent is at fair market value. In December 1998, the Company entered into a four year consulting agreement with Nais Corp., a shareholder, pursuant to which Nais Corp. will provide financial and business public relations consulting services.

Item 8.  Description of Securities.

(a) Common or Preferred Stock

The Company is authorized to issue 50,000,000 shares of Common Stock, $0.0001 par value, of which 23,327,032 shares were issued and outstanding as of January 31, 2000. Each outstanding share of Common Stock is entitled to one (1) vote, either in person or by proxy, on all matters that may be voted upon the owners thereof at meetings of the stockholders.

The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

Holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the individuals holding Common Stock with voting rights to more than 50% of eligible votes, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

(b) Debt Securities.

The Company has not issued any debt securities to date. The Company has short term loans of $100,000 of which, $90,000 are convertible, at the option of the lender, into Common Stock.

(c) Other securities to be Registered

None.

PART II

Item 1.  Market Price for Common Equity and Related Stockholder Matters.

(a) Market Information

There is no public trading market for the Company's securities. The Company has $90,000 in short term loans that are convertible into its Common Stock. The Company also has 600,000 warrants outstanding which are exercisable until December 31, 2002 into Common Stock at a price of $1.00 per share. No stockholder has any registration rights.

Of the 23,327,032 shares of common stock outstanding, 21,665,732 are currently subject to the resale restrictions and limitations of Rule 144.

(b) Holders

There are 129 holders of the Company's common stock.

(c) Dividends

The Company has had no earnings to date, nor has the Company declared any dividends to date. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not declared any cash dividends since inception, and has no present intention of paying any cash dividends on its Common Stock in the foreseeable future, as it intends to use earnings, if any, to generate growth.

Item 2. Legal Proceedings

None

Item 3. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 4.  Recent Sales of Unregistered Securities.

In November 1998, the Company sold 1,184,000 shares of common stock at a price of $0.05 per share. All of such shares were sold to Canadian residents pursuant to the exemption contained in Regulation S.

During the first part of 1999, the Company sold an aggregate of 1,661,300 shares of common stock at a price of $0.50 per share. All of such shares were sold pursuant to the exemption contained in Regulation D, Rule 504.

In February 1999, the Company issued 200,000 shares of restricted common stock to Global Asset Management Fund as payment for financial consulting services. These shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Act.

In June 1999, the Company issued 475,000 shares of restricted common stock to 2745-2515 QUEBEC INC., as payment for public relations services. These shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Act.

In November 1999, the Company issued 267,500 shares of restricted common stock as payment for preparation of business plans and other related work. These shares were issued pursuant to the exemption from registration contained in
Section 4(2) of the Act.

In November 1999, the Company issued 50,000 shares of restricted common stock to a non-affiliate as interest payment for a loan to the Company. These shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Act.

During the period commencing August 1, 1999 until January 31, 2000, the Company sold 716,630 shares of restricted common stock at $0.50 per share in reliance on exemption from registration under Regulation S and Regulation D, Rule 506.

In December the Company issued 600,000 warrants to purchase common shares to 9002-6493 Quebec Inc in lieu of payment for software programming provided to the Company. The exercise price of the warrants is $1.00 per share.

No commissions or discounts were paid or given to any person or entity in any of the Company's sales of securities. There were no underwriters or securities brokers or securities dealers involved in the offering in any way; the shares were sold by management on a best efforts basis.

Item 5.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, as amended, authorizes the Company to Indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being a director or officer of the Company if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. The Company's By-Laws extends such indemnities to the full extent permitted by Delaware law.

The Company may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Company could not indemnify such persons.

PART F/S

The financial statements are included at the end of this Registration Statement, prior to the signature page.

PART III

Item 1.  Index to Exhibits.

EXHIBIT
                                                                     PAGE

2.1   Certificate of Incorporation*
2.2   By-Laws*
6.1   Lease for Montreal space*
6.2   Lease for Moscow space**
6.3 Joint Venture Agreement between V.I. Internet Telecommunications Inc. and Specialized Technic and Communications of The Ministry of Interior of Russian Federation*
6.4   Facilities Management Agreement with BridgePoint Enterprises
6.5 Agreement between Metrocom and V. I. Internet Telecommunications Inc. to provide telecommunications services
27    Financial Data Schedule
-------------------
* Previously filed
**To be filed by amendment

Item 2.  Description of Exhibits.

2.1   Certificate of Incorporation
2.2   By-Laws
6.1   Lease for Montreal space
6.2   Lease for Moscow space
6.3 Joint Venture Agreement between V.I. Internet Telecommunications Inc. and Specialized Technic and Communications of The Ministry of Interior of Russian Federation
6.4   Facilities Management Agreement with BridgePoint Enterprises
6.5 Agreement between Metrocom and V. I. Internet Telecommunications Inc. to provide telecommunications services
27    Financial Data Schedule

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Internet VIP, Inc.:

We have audited the accompanying consolidated balance sheet of Internet VIP, Inc. (a Delaware corporation) and subsidiary as of February 28, 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period from inception (November 13, 1998) to February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet VIP, Inc. and subsidiary as of February 28, 1999, and the results of their operations and their cash flows for the period from inception (November 13, 1998) to February 28, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company is in the development stage and its continued existence is dependent on obtaining additional financing for its operations. The Company's plans in regards to these matters are also described in Note 1. In addition, the Company faces risks as a development stage company. The success of the Company's operations is influenced by these risks as more fully described in Note 1. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

/s/Arthur Anderson, LLP

New York, New York
June 1, 1999

                       INTERNET VIP, INC. AND SUBSIDIARY
                         (a development stage company)

                           CONSOLIDATED BALANCE SHEET
                               FEBRUARY 28, 1999
                               (in U.S. dollars)


                                     ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                              $      223,624
    Other current assets                                              801
                                                           --------------
    Total current assets                                          224,425

DEPOSIT ON ACCOUNT OF PROPERTY AND EQUIPMENT                       25,000
                                                           --------------
                 Total assets                              $      249,425
                                                           ==============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accrued expenses                                       $       68,258
                                                            --------------
                 Total current liabilities                         68,258
                                                            --------------

STOCKHOLDERS' EQUITY:
    Common Stocks, $0.0001 par value; 50,000,000 shares authorized; 20,874,800
       shares issued and outstanding                                2,087
    Additional paid-in capital                                    498,090
    Deferred compensation                                        (100,000)
    Accumulated deficit                                          (219,010)
                                                            --------------
                 Total stockholders' equity                       181,167
                                                            --------------
                 Total liabilities and stockholders' equity $     249,425
                                                            ==============
The accompanying notes are an integral part of this balance sheet.

                       INTERNET VIP, INC. AND SUBSIDIARY
                         (a development stage company)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                         FOR THE PERIOD FROM INCEPTION
                    (NOVEMBER 13, 1998) TO FEBRUARY 28, 1999
                               (in U.S. dollars)


OPERATING EXPENSES:
    Travels                                                    $       95,447
    Professional fees                                                  84,337
    Salaries and related expenses                                      14,667
    Other                                                              24,559
                                                               --------------
                 Total operating expenses                             219,010
                                                               --------------
                 Net loss                                      $     (219,010)
                                                               ==============

BASIC AND DILUTED NET LOSS PER SHARE                            $       (0.01)
                                                               ==============

WEIGHTED AVERAGE COMMON STOCK OUTSTANDING - BASIC AND DILUTED      20,143,332
                                                               ==============

The accompanying notes are an integral part of this statement.

                       INTERNET VIP, INC. AND SUBSIDIARY
                         (a development stage company)

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                         FOR THE PERIOD FROM INCEPTION
                    (NOVEMBER 13, 1998) TO FEBRUARY 28, 1999
                               (in U.S. dollars)




                                         Common Stock          Additional                                       Total
                                     Number of                  Paid-in        Deferred        Accumulated  Stockholders'
                                       Shares       Amount      Capital      Compensation        Deficit        Equity

BALANCE, November 13, 1998                    -    $      -   $        -     $        -      $         -      $        -

    Issuance of common stocks to
       founders                       18,772,600       1,877           -              -                -            1,877

    Issuance of common stocks in a
       private placement ($0.05 per
       share)                          1,184,000         118       59,082             -                -           59,200

    Issuance of common stocks for
       consulting services               200,000          20       99,980       (100,000)              -               -

    Issuance of common stocks in
       a private placement ($0.5
       per share), net of
       issuance costs of $20,000         718,200          72      339,028             -                -          339,100

    Net loss                                  -           -            -              -          (219,010)       (219,010)
                                    ------------   ---------  -----------   ------------     ------------   -------------

BALANCE, February 28, 1999            20,874,800   $   2,087  $   498,090    $  (100,000)    $   (219,010)    $   181,167
                                    ============   =========  ===========    ===========     ============     ===========


The accompanying notes are an integral part of this statement.

                       INTERNET VIP, INC. AND SUBSIDIARY
                         (a development stage company)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                         FOR THE PERIOD FROM INCEPTION
                    (NOVEMBER 13, 1998) TO FEBRUARY 28, 1999
                               (in U.S. dollars)




CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                         $     (219,010)
    Adjustments to reconcile net loss to net cash used in operating activities
       Changes in operating assets and liabilities-
          Other current assets                                                                 (801)
          Accrued expenses                                                                   68,258
                                                                                       --------------
                        Net cash used in operating activities                              (151,553)
                                                                                       --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Deposit on account of property and equipment                                            (25,000)
                                                                                       --------------
                        Net cash used in investing activities                               (25,000)
                                                                                       --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Stockholders' capital contribution, net                                                 400,177
                                                                                       --------------
                        Net cash provided by financing activities                           400,177
                                                                                       --------------
                        Net increase in cash and cash equivalents                           223,624

CASH AND CASH EQUIVALENTS, beginning of period                                                    -
                                                                                        -------------
CASH AND CASH EQUIVALENTS, end of period                                             $      223,624
                                                                                       ==============

NONCASH FINANCING ACTIVITIES:
    Common stock issued for consulting services                                      $      100,000
                                                                                       ==============


The accompanying notes are an integral part of this statement.

                       INTERNET VIP, INC. AND SUBSIDIARY
                         (a development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FEBRUARY 28, 1999
                               (in U.S. dollars)


                       INTERNET VIP, INC. AND SUBSIDIARY
                         (a development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FEBRUARY 28, 1999
                               (in U.S. dollars)

1.       ORGANIZATION

         Internet VIP, Inc. was incorporated in the state of Delaware on November 13, 1998. Internet VIP, Inc. and its wholly owned subsidiary, V.I. Internet Telecommunications, Inc., a Canadian corporation (together, the "Company") were formed to sell long distance international telephone services using the new technology, VIP-Voice over Internet Protocol. From its strategically located switching center in Montreal, Canada, calls can be routed from anywhere in North America to anywhere in the world using the Internet as the main carrier. The first phase of operations will encompass calls from Montreal to St. Petersburg and Moscow, and vice versa.

         Initially Internet VIP Inc. will operate through its wholly owned Canadian subsidiary corporation, V.I. Internet Telecommunications Inc. ("V.I. Internet"). V.I. Internet will own and operate the Canadian switching centers. Additionally, V.I. Internet will own 80% of a Russian joint-venture entity, which was established to manage the Company's center in Moscow. The remaining 20% of the Russian joint-venture companies are owned by the Division of the Russian Ministry of Interior.

         The Company is in the development stage. It is not currently generating any revenues from operations and is therefore dependent on external sources for financing its operations. The Company completed, subsequent to February 28, 1999, a private placement. Subsequent net proceeds from the issuance of the equity were approximately $450,000. Management expects these proceeds together with its estimated revenues for the year ending February 28, 2000 to be sufficient to finance the Company's operations through February 28, 2000. However, there can be no assurance that the Company will succeed in executing its plan and obtaining the financing necessary for its operations.

The Company faces risks as a development stage company. These risks include, among others, uncertainty of product acceptance, sales and distribution risk, competition, risk of errors, and quality and price of its products compared to alternative products and service. Additionally, other factors such as loss of key personnel could impact the future results of operations or financial condition of the Company.

All of the aforementioned matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Internet VIP, Inc. and its wholly owned subsidiary, V.I. Internet and its Russian joint-ventures. Material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency

The Company accounts for foreign currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," for operating subsidiaries. The functional currency of the Company's wholly owned subsidiary is the U.S. dollar.

Per Share Data

SFAS No. 128, "Earnings per Share," establishes new standards for computing and presenting earnings per share (EPS). The standard requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents approximates fair value.

Organizational and Development Costs

Organizational and development costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period in which the tax rate change takes place.

Recently Issued Accounting Standards

Additionally, in June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for the way the public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement is effective for financial statements for periods beginning after December 15, 1997, and need not be applied to interim periods in the initial year of application. Comparative information for earlier years presented is to be restated. The Company currently believes that it operates in one segment and that the adoption of this statement will not have an impact on the Company's financial statement.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company currently does not use derivatives and, therefore, this new pronouncement is not applicable.

3.       PRIVATE PLACEMENT

In January 1999, the Company offered to sell, in a private placement, up to 1,900,000 shares of its Common Stock, $0.0001 par value, at a price of $.50 per share, of which 718,200 shares were sold by February 28, 1999. Proceeds from the offering are held in an unrestricted escrow account and transferable to the Company upon demand. At February 28, 1999, $115,000 held in escrow are included in cash and cash equivalents. Subsequent to February 28, 1999, the Company issued an additional 943,100 shares in connection with this offering.

4.       INCOME TAXES

At February 28, 1999, the Company has net operating losses available to offset future income for book and tax purposes of approximately $200,000.

The loss carryforwards expire in February 2019. The annual utilization of these loss carryforwards will be substantially limited if there are changes in the Company's ownership.

The Company has  provided a valuation  allowance  for the full amount of the tax
benefit   associated  with  the  loss   carryforwards  due  to  the  uncertainty
surrounding their realization.

5.   COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company leases office space from an affiliated company (an entity owned by the Company's shareholders), for the period ending January 2001, under an operating lease. Future minimum annual lease payments are as follows:

                  For the year ending February 28:
                      2000                                     $   48,600
                      2001                                         44,550
                                                               ----------
                                                               $   93,150

Rent expense for the period from inception (November 13, 1998) to February 28, 1999 was $4,050.

Consulting Agreements

In December 1998, the Company entered into a four-year consulting agreement with Nais Corp., a shareholder, according to which Nais Corp. will provide the Company with financial and business public relations consulting services. Future minimum annual fees are as follows:

                  For the year ending February 28:
                      2000                                     $    72,000
                      2001                                          72,000
                      2002                                          72,000
                      2003                                          60,000
                                                               -----------
                                                               $   276,000

In February 1999, the Company entered into a one-year consulting agreement with Global Asset Management Group, Inc. ("Global Asset"), a Florida corporation. According to the contract, Global Asset will provide the Company with financial consulting services in consideration to 200,000 shares of the Company's common stock, the fair market value of which was $100,000 at the date of the contract. The Company recorded the consulting fees as deferred compensation, which will be amortized over the contract period (one year).

Equipment Purchase Agreement

The Company purchased revenue generating equipment in the amount of $280,000, of which $25,000 was paid in advance by February 28, 1999. The equipment was received and installed by the Company subsequent to February 28, 1999.

Facilities Management Agreement

In  February  1999,  the  Company  entered  into  a  five-year   agreement  with
Bridgepoint Enterprises ("Bridgepoint"), according to which Bridgepoint will provide the Company with facilities for its equipment as well as maintenance and technical support for such equipment for variable monthly consideration. Future estimated minimum annual fees are as follows:

                  For the year ending February 28:
                      2000                                     $     96,000
                      2001                                           96,000
                      2002                                           96,000
                      2003                                           96,000
                      2004                                           96,000
                                                               ------------
                                                               $    480,000

Telecommunication Service Agreement

In June 1999,  the  Company  entered  into a  one-year  service  agreement  with
Metrocom, a Russian company, according to which Metrocom will provide telecommunication services to the Company for a monthly charge of approximately $40,000.

6.  RELATED PARTIES
    ---------------

The Company received consulting services from a shareholder. Fees paid for such services were approximately $14,000 in the period from inception (November 13, 1998) to February 28, 1999.

                                 BALANCE SHEET


                       INTERNET VIP, INC. AND SUBSIDIARIES
                          (A development stage company)
                           CONSOLIDATED BALANCE SHEET
                               AS OF MAY 31, 1999
                                   (Unaudited)
                                    (U.S. $)

                                     ASSETS

CURRENT ASSETS
         Cash and equivalents                                    $   227,452
         Other current assets                                          9,444
                                                              --------------

                  Total current assets                               236,896

PROPERTY AND EQUIPMENT                                               223,542
                                                                ------------

                  TOTAL ASSETS                                   $   460,438
                                                                     =======


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
         Accounts payable and accrued expenses                  $     15,000
                                                                ------------
                  Total current liabilities                           15,000


STOCKHOLDERS' EQUITY
         Common Stocks, $0.0001 par value; 50,000,000 shares
               authorized; 21,922,895 shares issued and outstanding    2,192
         Additional paid-in capital                                1,022,032
         Deferred compensation                                       (75,000)
         Accumulated deficit                                        (503,786)
                                                               -------------

                  Total Stockholders' equity                         445,438
                                                                ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $   460,438
                                                                     =======


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE BALANCE SHEET

                             STATEMENT OF OPERATION

                       INTERNET VIP, INC. AND SUBSIDIARIES
                          (A development stage company)
                      CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE THREE MONTHS ENDED MAY 31, 1999
                               AND FOR THE PERIOD
               FROM INCEPTION (NOVEMBER 13, 1998) TO MAY 31, 1999
                                   (Unaudited)
                                    (U.S. $)




                                                                                        For the
                                                                 For the Three          Period from
                                                                 Months ended           Inception to
                                                                 May 31, 1999           May 31,1999

Operating Expenses
   Management salaries and fee related expenses                 $     36,040           $  50,707

   Marketing and advertising expenses                                 35,900              41,130

   Travel                                                             28,328             123,775

   Professional fees                                                 124,989             209,325

  Amortization of deferred compensation                               25,000              25,000

  Other                                                               34,519              53,849
                                                              ----------------        -----------

         TOTAL                                                       284,776             503,786
                                                              ----------------         ----------
Net loss for the period                                         $   (284,776)       $   (503,786)
                                                                     =========          =========


BASIC AND DILUTED NET LOSS PER SHARE                                            (0.01)
                                                                                ======

WEIGHTED AVERAGE COMMON STOCK OUTSTANDING
    - Basic and diluted                                                       21,500,981
                                                                              ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

                                   CASH FLOWS

                       INTERNET VIP, INC. AND SUBSIDIARIES
                          (A development stage company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     FOR THE THREE MONTHS ENDED MAY 31, 1999
                               AND FOR THE PERIOD
               FROM INCEPTION (NOVEMBER 13, 1998) TO MAY 31, 1999
                                   (Unaudited)
                                    (U.S. $)


                                                                                          For the
                                                                       For the Three      Period from
                                                                       Months ended       Inception to
                                                                       May 31, 1999       May 31,1999

CASH FLOWS FROM OPERATING ACTIVITIES
      Net loss                                                         $  (284,776)       $  (503,786)
      Adjustments to reconcile net loss to net cash
         used in operating activities
         Amortization of deferred compensation                              25,000             25,000
Noncash consulting fees                                                    100,000            100,000
         Changes in operating assets and liabilities
               Other current assets                                         (8,643)            (9,444)
                    Accrued expenses                                       (53,258)            15,000
                                                                           --------        ----------
                           Net cash used in operating activities          (221,677)          (373,230)
                                                                          ---------

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of property and equipment                                  (198,542)          (223,542)
                                                                        -----------      -------------
             Net cash used in investing activities                        (198,542)          (223,542)
                                                                        -----------

CASH FLOWS FROM FINANCING ACTIVITIES
     Stockholders' capital contribution, net                               424,047            824,224
                                                                       ------------
         Net cash provided by financing activities                         424,047            824,224
                                                                         ----------        -----------

         Net increase in cash and cash equivalents                           3,828            227,452

CASH AND CASH EQUIVALENTS, beginning of period                             223,624                  0
                                                                          ---------           -------

CASH AND CASH EQUIVALENTS, end of period                                $  227,452          $ 227,452
                                                                           =======            =======

NONCASH FINANCING ACTIVITIES:
     Common stock issued for consulting services                        $  100,000         $  200,000
                                                                         ==========         ==========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

NOTES

                       INTERNET VIP, INC. and SUBSIDIARIES

                          (a development stage company)

                    NOTES TO CONSLIDATED FINANCIAL STATEMENTS

                               AS OF MAY 31, 1999
                                   (unaudited)
                                    (U.S. $)


BASIS OF PRESENTATION

         The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim financial statements furnished herein include all adjustments necessary for a fair representation of the Company's financial position at May 31, 1999 and the results of its operations and cash flows for the three-month period ended May 31, 1999. All such adjustments are of a normal recurring nature. Interim financial statements are prepared on a basis consistent with the Company' annual financial statements. Results of operations for the three-month period ended May 31, 1999 are not necessarily indicative of the operating results that may be expected for the year ending February 29, 2000.

         For further information, refer to the consolidated financial statements for the fiscal year ended February 28, 1999 and notes thereto included in the Company's Form 10-SB file with the Securities and Exchange Commission.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/Dr. Ilya Gerol
Dr. Ilya Gerol                Chairman                     Date: April 6, 2000



/s/Michael MacInnis           CFO and Director             Date: April 6, 2000
Michael MacInnis             (Chief Financial Officer)


/s/Christian Richer           President and Director
Christian Richer             (Chief Executive Officer)     Date: April 6, 2000



/s/Viatscheslav Makarov       VP-Sales & Marketing
Viatscheslav Makarov          and Director                 Date: April 6, 2000

LIST OF EXHIBITS

2.1   Certificate of Incorporation
2.2   By-Laws
6.1   Lease for Montreal space
6.2   Lease for Moscow space
6.3 Joint Venture Agreement between V.I. Internet Telecommunications Inc. and Specialized Technic and Communications of The Ministry of Interior of Russian Federation
6.4*  Facilities Management Agreement with BridgePoint Enterprises
6.5* Agreement between Metrocom and V. I. Internet Telecommunications Inc. to provide telecommunications services
27*   Financial Data Schedule

* Filed herewith